UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-38230

QUDIAN INC.

Tower A, AVIC Zijin Plaza,

Siming District, Xiamen, Fujian Province 361000,

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press release: Qudian Inc. Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results
Exhibit 99.2	Press release: Qudian Inc. Announces up to US$300 Million Share Repurchase Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUDIAN INC.

By:	/s/ Yan Gao

Name:	Yan Gao
Title:	Vice President of Finance

Date: March 18, 2024

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